

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

June 1, 2007

<u>via U.S. mail and facsimile</u>

Reginald M. Fountain, Jr., Chief Executive Officer
Fountain Powerboat Industries, Inc.
Whichard's Beach Road
Washington, NC 27889

> **RE: Fountain Powerboat Industries, Inc.
> Form 10- K for the Fiscal Year Ended June 30, 2006
> Filed September 22, 2006
> File No. 1-10316**

Dear Mr. Fountain:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief